Exhibit 4.6

Anheuser-Busch InBev SA/NV

Base Share-Based Compensation Plan

Relating to American Depositary Shares of AB InBev

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

AB InBev	Anheuser-Busch InBev NV/SA with its registered office at Grand Place 1, B-1000 Brussels, Belgium, VAT BE 0417.497.106 RPM/RPR Brussels;

ADS or American Depositary Share	an American Depositary Share issued under the deposit agreement with the Bank of New York Mellon (or any successor thereof) traded on the New York Stock Exchange (ISIN: US03524A1088) and representing one ordinary share or the right to receive one ordinary share of AB InBev;

Base Plan	this Base Share-Based Compensation Plan relating to American Depositary Shares of AB InBev;

Board of Directors	the board of directors of AB InBev;

Bonus	the bonus granted to the Participant under the Plan, as set out in the Bonus Statement and which can be paid out, at the choice of the Participant, net of applicable taxes either in cash, or partly or entirely in Voluntary ADSs;

Bonus Alternatives	the Cash Bonus, the Mixed Bonus or the Shares Bonus;

Bonus Statement	the respective bonus statement made available to each Eligible Employee on the Online Tool, whereby AB InBev communicates the details of the Bonus (if any) to which the Eligible Employee is entitled;

Cash Bonus	has the meaning as set out in the Offer Letter;

Code of Business Conduct	the AB InBev Code of Business Conduct, as amended from time to time;

Committee	the Remuneration Committee of AB InBev;

Computershare	Computershare Investor Services PLC (“CIS UK”), Computershare Investor Services (Ireland) Limited (“CISIL”), Computershare Plan Managers Pty Ltd and CPU Share Plans Pty Ltd (together referred to as “CPM AU”); and Computershare Trust Company, N.A. (“CTCNA”), and each of its parent undertakings and its and their respective subsidiary undertakings each as defined in the relevant legislation in the jurisdiction in which these companies are incorporated;

Computershare Nominee Account	the company actually holding the American Depositary Shares in the applicable central securities depository;

Data Controller	the natural or legal person, public authority, agency or other body which, alone or jointly with others, determines the purposes and means of the processing of Personal Data; for the processing of Personal Data in the context of the setting-up and management of the Plan and the RSU register and ADS register in electronic form, the Data Controller is AB InBev;

Data Processor	any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Section 11 of Article III for the implementation, administration and management of the Plan and the ADS register and RSU register in electronic form;

Data Protection Law	any and all local, national and international data protection/privacy laws and regulations, as may be amended, such as the GDPR and supplementing national law provisions that apply to the processing of Personal Data as covered in or in relation to the Plan;

Discount RSU	a Restricted Stock Unit granted to a Participant under the Plan, as set out in the Offer Letter;

Dismissal	termination of employment by AB InBev or its subsidiaries;

Dismissal for Serious Cause	termination of employment for serious cause (as determined by the Chief People Officer of AB InBev (or other designee of the Chief People Officer of AB InBev) or, if applicable, as defined in relevant local law) by AB InBev or its subsidiaries;

Divestiture	a situation whereby the Participant’s employer is no longer a subsidiary of AB InBev following a divestiture through the sale of shares in the said AB InBev subsidiary or otherwise;

Election Period	the period set out in the Offer Letter during which the Eligible Employees can make a choice on the Online Tool between the Cash Bonus, the Mixed Bonus and the Shares Bonus;

Eligible Employee	a person working for AB InBev or its subsidiaries who received an Offer Letter;

Employer	AB InBev or any of its subsidiaries who is the employer of the Participant, from time to time;

GDPR	Regulation 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation);

Global Ethics and Compliance Committee	the global ethics and compliance committee of AB InBev;

Grant Date	the date specified as such in the Offer Letter;

HR Information System	SAP, Sharp, Workdays or any successor system hereof;

Lock-Up Period	the period defined as such in the Offer Letter;

Mixed Percentage	in relation to the Mixed Bonus, the percentage of the net Bonus of the Participant which will be paid to the Participants in the form of Voluntary ADSs, as set out in the Offer Letter;

Matching RSU	a Restricted Stock Unit granted to a Participant under the Plan, as set out in the Offer Letter;

Material Adverse Decision	any decision, judgment, settlement or other act adopted by an administrative authority, court or tribunal that has a direct or indirect significant negative financial, reputational or commercial impact on AB InBev or its subsidiaries, as determined by the Global Ethics and Compliance Committee;

Material Breach	any violation of the Code of Business Conduct of AB InBev that has a direct or indirect significant negative financial, reputational or commercial impact on AB InBev or its subsidiaries, as determined by the Global Ethics and Compliance Committee;

Mixed Bonus

the Bonus Alternative whereby a Participant:

(i) opts for the payment of the Mixed Percentage of the net Bonus in Voluntary ADSs, and for the payment of the remaining part of the net Bonus in cash; and

(ii) receives from AB InBev Discount RSU and Matching RSU as set out in the Offer Letter;

Offer Letter	the Letter made available in the Online Tool informing the Eligible Employees of the start of the Election Period on the Online Tool and inviting them to make a choice on the Online Tool between the Cash Bonus, the Mixed Bonus and the Shares Bonus;

Online Tool	the Employee portal Bonus Application as available on AB InBev’s intranet and any successor application;

Outsourcing	a situation whereby (i) a Participant is dismissed by AB InBev or a subsidiary of AB InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev; or (ii) a Participant is transferred by AB InBev or a subsidiary of AB InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev;

Participant	an Eligible Employee who is entitled to a Bonus according to his/her Bonus Statement, or any Successor to whom Voluntary ADSs or Restricted Stock Units have been transferred in accordance with these terms and conditions;

Personal Data	each item of information relating to an identified or identifiable Participant defined as personal data pursuant to Data Protection Law;

Plan	the Base Plan, together with the applicable Sub-Plan administered hereunder;

Purchase Price	the price per Voluntary ADS in US Dollars as set out in the Purchase Price Confirmation;

Purchase Price Confirmation	an electronic notice sent to the Participants on the Grant Date specifying the Purchase Price;

Resignation	the termination by a Participant of employment with AB InBev or its subsidiaries;

RSU or Restricted Stock Unit	the right to receive from AB InBev one existing American Depositary Share in accordance with these terms and conditions;

Share	an ordinary share of AB InBev (ISIN: BE0974293251);

Share Plan Account	the Computershare Nominee Account (or any successor thereof);

Shares Bonus

the Bonus Alternative whereby a Participant:

(i) opts for the payment of 100% of the net Bonus in Voluntary ADSs; and

(ii) receives from AB InBev Discount RSU and Matching RSU as set out in the Offer Letter;

Social Security Administration	the social security administration or equivalent administration body of the country where the Participant works;

Sub-Plan	any sub-plan that may be administered by AB InBev from time to time pursuant to the Base Plan;

Successor	the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Vesting Date	the date defined as such in the Offer Letter;

Vesting Period	the period defined as such in the Offer Letter;

Voluntary ADSs	an American Depositary Share acquired by a Participant under the Mixed Bonus or the Shares Bonus. For the avoidance of doubt, the Voluntary ADSs do not include the Discount RSU or the Matching RSU;

Website	the secure website mentioned in the Offer Letter or any successor thereof.

Article I

Terms and conditions relating to the Voluntary ADSs

1	The Voluntary ADSs

The Voluntary ADSs are ordinary American Depositary Shares and are transferred to the Share Plan Account and are subject to the transfer restrictions referred to in Section 3 below.

2	Delivery of the Voluntary ADSs

The Voluntary ADSs will be delivered to the Participants as soon as practically possible after the Grant Date. Participants who have not submitted their choice between the Bonus Alternatives on the Online Tool within the Election Period will be deemed to have chosen the Cash Bonus alternative.

The transfer of ownership of the Voluntary ADSs from AB InBev to the Participant will occur on the Grant Date.

3	Transferability

3.1	Lock-Up Period

The Voluntary ADSs are held in the Share Plan Account (SPA), and may not be sold, pledged or otherwise transferred outside of the SPA during the Lock-Up Period.

3.2	After the Lock-Up Period

Once the transfer restrictions referred to in Clause 3.1 above have expired, i.e. as from the end of the Lock-Up Period, a Participant may:

3.2.1	keep the Voluntary ADSs in the SPA; or

3.2.2	request the transfer of the Voluntary ADSs outside of the SPA to a securities account; or

3.2.3	sell the Voluntary ADSs.

The proceeds of the sale of the Voluntary ADSs will be paid to the Participant, after deduction of all fees, costs and taxes due by the Participant as the result of the sale of the Voluntary ADSs.

4	Expenses and taxes

AB InBev and/or its subsidiaries will bear the costs related to the attribution of the Voluntary ADSs.

All taxes and employee social security contributions of any kind relating to, inter alia, the attribution, the holding and the sale of the Voluntary ADSs and all other costs (including costs relating to the transfer and the sale of the Voluntary ADSs, the opening of a securities and/or a cash account, international transfers of cash, and dividend payments) will be borne by the Participant. AB InBev may withhold from any payment or delivery of ADSs any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

Article II

Terms and conditions relating to the Restricted Stock Units

1	Restricted Stock Units

1.1	Form

The Discount RSU and Matching RSU to which a Participant is entitled under the Mixed Bonus or the Shares Bonus will be granted in the form of Restricted Stock Units.

1.2	Automatic assignment

Upon the due acceptance of the Restricted Stock Units, the rights and obligations of AB InBev, as offeror under the Plan, shall automatically be assigned to the current Employer of the Participant. In the event the Employer changes between the Grant Date and the Vesting Date, the rights and obligations under the Plan of the previous Employer, shall automatically be assigned to the new Employer upon such change. AB InBev will remain the administrator of the Plan after such assignment(s).

The Employer(s) ha(s)(ve) the obligation to deliver the American Depositary Shares, pursuant to the terms and conditions of the Plan, to the Participant. Each Employer of the Participant between the Grant Date and the Vesting Date will be responsible for the delivery, pursuant to the terms and modalities in the Plan, of the number of American Depositary Shares pro rata to the time the Participant was an employee of such Employer. AB InBev shall have the right to deliver such American Depositary Shares to the Participant on behalf of the Employer(s).

1.3	Vesting

The Restricted Stock Units are subject to a Vesting Period starting on the Grant Date.

On or shortly after the Vesting Date, AB InBev, on behalf of the Employer(s), will deliver one ADS per Restricted Stock Unit held by the Participant, subject to the provisions of these terms and conditions. Unless explicitly set forth otherwise in these terms and conditions, Restricted Stock Units do not confer any shareholder’s rights.

1.4	Dividend equivalent

Restricted Stock Units entitle their holder to a dividend equivalent during the Vesting Period, which represents an amount equal to the gross dividend paid by AB InBev on the Shares represented by the ADSs underlying the Restricted Stock Units. This dividend equivalent will be granted to the Participants on or shortly before the Vesting Date of the Restricted Stock Units in the form of additional Restricted Stock Units with the same vesting conditions, including the same Vesting Date, and governed by the same terms and conditions as the original Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of dividends will be capitalised on a yearly basis up until the Vesting Date of the Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of dividends on the Shares represented by the ADSs underlying the Restricted Stock Units will be calculated by AB InBev. The number of additional Restricted Stock Units will be equal to the sum of each gross dividend divided by the closing share price on Euronext Brussels of the Shares on each relevant dividend payment date and multiplied by the number of compounded Restricted Stock Units that the Participant holds on the Vesting Date. Such final result will be rounded down to the closest unit.

1.5	Transferability

Except for transfers as a result of death (see Section 3.6 of Article III below), Restricted Stock Units may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

The ADSs delivered upon vesting of the Restricted Stock Units are not subject to any transfer restrictions under the rules of the Plan.

2	Expenses and taxes

All costs related to the attribution of the Restricted Stock Units, the attribution of the additional Restricted Stock Units referred to in Section 1.4 above and the delivery of the underlying ADSs will be borne by AB InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Restricted Stock Units and with the delivery of the underlying ADSs. AB InBev, on behalf of the Employer(s), may withhold from any payment or delivery of ADSs any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

Article III

General provisions applicable to the Voluntary ADSs and to the Restricted Stock Units

1	Approval of the Plan documentation

The Plan forms part of an agreement between the Eligible Employee (and as applicable Participant), the AB InBev affiliate that employs the Eligible Employee (and as applicable Participant) and AB InBev (and following the assignment provided for in Section 1.2 of Article II, an agreement between the Participant and the (respective) Employer(s)). By submitting their choice between the Bonus Alternatives on the Online Tool, Eligible Employees (and as applicable Participants) unconditionally agree to be bound by the contents of this document, the applicable Sub-Plan and the Offer Letter. The provisions of the applicable Sub-Plan shall govern and prevail in the event of any conflict with the terms and conditions of the Base Plan.

An Eligible Employee (or as applicable a Participant) who fails to submit his/her choice between the Bonus Alternatives on the Online Tool before the expiry of the Election Period and who does not object in writing to the Plan before the same date, will be deemed to have unconditionally agreed to the contents of this document.

2	Nature and characteristics of the American Depositary Shares

2.1	General

The ADSs (including the Voluntary ADSs) delivered to the Participant are ordinary American Depositary Shares issued under the deposit agreement with The Bank of New York Mellon (or any successor thereof) in the framework of the AB InBev American Depositary Receipt facility managed by The Bank of New York Mellon (or any successor thereof) with all rights and benefits generally attached to such ADSs.

2.2	Dividends

Participants will be entitled to all dividends paid on the Voluntary ADSs, decided by AB InBev after the Grant Date.

The ADSs delivered upon vesting of the Restricted Stock Units give the right to the dividends paid on such ADSs decided by AB InBev after the Vesting Date.

ADS holders receive cash dividends in U.S. dollars after the amount paid in euro on the ordinary shares represented by the ADSs is converted to U.S. dollars.

3	Expiry of the Restricted Stock Units before the Vesting Date and situation upon termination of service

3.1	Violation of the Voluntary ADS transfer restrictions

The Restricted Stock Units will automatically expire and become null and void if the Participant fails to comply with the transfer restrictions on Voluntary ADSs as set forth in Section 3.1 of Article I.

3.2	Malus adjustment

When conduct that occurred in the period during which the Participant is or was responsible for such conduct contributes to a Material Adverse Decision or a Material Breach of our Code of Business Conduct before the Vesting Date the Restricted Stock Units held by such Participant under this Plan will automatically expire and become null and void.

3.3	Termination of employment

The applicable Sub-Plan shall specify any rules with respect to the expiration of Restricted Stock Units that may apply in the event of termination of employment of a Participant before the Vesting Date (including, but not limited to, any rules that may apply in the event of a Dismissal, Dismissal for Serious Cause, Resignation, Outsourcing or Divestiture).

3.4	Death or termination of employment following permanent disability

Notwithstanding Section 3.3 above, in the case of death of a Participant or termination of employment following permanent disability of a Participant before the before the end of the Lock-Up Period or the Vesting Date:

3.4.1	the Voluntary ADSs will become freely transferable and the restrictions on transferability referred to in Section 3.1 of Article I above will cease to apply on the date of death;

3.4.2

the Vesting Period referred to in Section 1.3 of Article II will automatically expire and all Restricted Stock Units will automatically vest provided that, in the case of permanent disability and if so requested by the Employer, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after employment has ended. The ADSs to be delivered upon vesting of these Restricted Stock Units will be delivered to the relevant Participant’s Successors (if applicable) shortly after the Participant’s death or to the Participant shortly after the termination of the Participant’s employment following permanent disability.

Except as provided in Section 3.5 below, the notion of “permanent disability” is to be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant

3.5	Notwithstanding Section 3.4, for Participants subject to taxation in the United States, “permanent disability” shall mean at least one of the following:

3.5.1

the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

3.5.2

the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s Employer; or

3.5.3	the Participant is determined to be totally disabled by the Social Security Administration.

3.6

In deviation from Section 3.4, in the case of termination of employment of a Participant who is subject to taxation in the United States before the Vesting Date, following permanent disability that does not meet the definition of “permanent disability” under Section 3.5 above, the Restricted Stock Units will remain in full force and effect and will vest on the Vesting Date.

3.7	Leave of Absence

A Participant who is, as of the Grant Date, or following the Grant Date commences, on a Leave of Absence shall be deemed to remain employed by the Employer unless the Leave of Absence extends beyond the second anniversary of the date on which the Leave of Absence commenced, in which event the Participant will be deemed to have resigned, as specified in the applicable Sub-Plan and for the application of the Plan only, on and as of the Leave of Absence expiration date.

4	Administration of the Plan

4.1	Delegation to the Committee

The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend and cancel these rules, in compliance with these terms and conditions.

In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

4.2	(Sub-)delegation to any third party

The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

4.3	Neither AB InBev nor any member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

4.4	Administration of the Plan by AB InBev

AB InBev shall administer the Plan for itself or, as the case may be, on behalf of the Employer(s). AB InBev shall have the right to send all notifications and perform all formalities under the Plan for itself or, as the case may be, on behalf of the Employer(s).

5	Amendment to the capital structure and anti-dilution measures

AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that such corporate changes would have an unfavourable effect on the Restricted Stock Units, the number of Restricted Stock Units and/or the number of ADSs to which the Restricted Stock Units give rights will be adjusted for the purpose of safeguarding the interests of the holders of Restricted Stock Units, in the manner determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

In the event that AB InBev would be merged into another company, the rights and obligations of AB InBev under the Plan will automatically be transferred to the absorbing company and, in case of a merger of AB InBev into another company, the Restricted Stock Units will no longer give the Participants the right to ADSs but instead the right to shares of the absorbing company, subject to applicable law and to any applicable corporate approval. The number of shares of the absorbing company to which each Restricted Stock Units will give right in such case will be determined at the sole discretion of the Board of Directors and/or the board of directors of the absorbing company and will be communicated to the Participants in due time.

6	Electronic register, electronic evidence and electronic delivery

6.1	Electronic ADS and RSU register

The ADSs and Restricted Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by AB InBev to a third party.

6.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between an Eligible Employee / Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, will constitute conclusive evidence between the Eligible Employee / Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, unless evidence to the contrary is provided by the Eligible Employee / Participant.

6.3	Consent to electronic delivery

As a condition to receiving the Voluntary ADSs and the Restricted Stock Units, each Eligible Employee / Participant consents to delivery of all subsequent information relating to the Voluntary ADSs and the Restricted Stock Units by electronic means, including e-mails to the Eligible Employees / Participants and postings on AB InBev’s website or intranet. Such information may include, amongst others, financial information concerning AB InBev. In order to access such information, Eligible Employees / Participants will be required to access AB InBev’s e-mail system, website and/or intranet. By submitting their choice between the Bonus Alternatives on the Online Tool, Eligible Employees / Participants are deemed to acknowledge that they have such access to the e-mail system of AB InBev, to AB InBev’s website and intranet and ordinarily use them in the ordinary course of their employment. Eligible Employees / Participants may obtain paper copies of any such information by submitting a request to receive paper copies to their respective People Department.

7	Matrimonial regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to any of the Voluntary ADSs or Restricted Stock Units, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Voluntary ADSs and Restricted Stock Units.

8	Death

In the event of a Participant’s death, any Successor acquiring the Voluntary ADSs and the Restricted Stock Units shall inform AB InBev of the Participant’s death as soon as possible.

9	Modification of the terms and conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation.

AB InBev and/or the Employer may assign all or a part of its rights and obligations under the Plan to any of its respective affiliates.

10	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Purchase Price Confirmation, or any other document relating to the Plan:

10.1

the grant of ADSs and/or Restricted Stock Units to the Participant in the framework of the Plan is unrelated to his occupational pension rights or pension claims, so that this grant cannot affect these occupational pension rights and claims;

10.2

the Plan, the terms and conditions, the Offer Letter, the Purchase Price Confirmation, or any other document relating to the Plan do not confer upon the Eligible Employee / Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Employer to terminate the Eligible Employee’s / Participant’s employment according to the applicable regulations in respect of termination thereof;

10.3	the grant of Voluntary ADSs and/or of Restricted Stock Units cannot be considered as a right acquired for the future.

11	Privacy and processing of Personal Data

To enable the proper set-up and management of the Plan, the ADS register and the RSU register, Personal Data about each Participant will need to be collected and used. This Section 11 sets out the obligations of AB InBev and the rights of Participants regarding any such collection and use, and provides the legally required information in this respect.

11.1	Identity of the person responsible for your Personal Data

AB InBev is the so-called “Data Controller”, which is responsible for the collection and processing of Personal Data as is necessary for the setting-up and management of the Plan, the ADS register and the RSU register of AB InBev in electronic form.

11.2	Why and how Personal Data is collected and used

The Personal Data will either be collected via the Online Tool or extracted from AB InBev’s HR Information System (or any successor system thereof)1. It will be used exclusively for the purposes of the administration of the Plan and the maintenance of the ADS register and the RSU register of AB InBev in electronic form.

The Data Controller and any Data Processor will collect and process the Participants’ Personal Data in accordance with the Data Protection Law.

11.3	Nature of the Personal Data

The following Personal Data relating to the Participants will be collected and used:

(i)	their contact details (e.g. names*, private/professional* (email) addresses/phone numbers);

(ii)	electronic identification data;

(iii)	personal characteristics (i.e. date of birth*);

(iv)	financial data (e.g. details regarding bank account);

(v)	details of all rights and other entitlement to ADSs awarded, cancelled, vested, unvested or outstanding.

Generally, the processing of the above Personal Data is necessary for the setting-up and management of the Plan and the ADS and RSU register and the Participants are required to provide their Personal Data, except in limited instances when the Data Controller indicates that certain information is voluntary. If the Participant refuses to provide his/her Personal Data, the Data Controller may be unable to manage participation of the Participant in the Plan.

11.4	Other persons having access to the Personal Data and purpose thereof

The Data Controller can transfer the Personal Data to the following categories of recipients:

(i)	the provider of the Online Tool acting as Data Processor;

(ii)	the employer of the Participant for the above purposes;

(iii)	payroll operators acting as Data Processors;

(iv)	regulatory authorities for the purposes of complying with legal obligations in connection with the Plan; and

(v)	any member of the AB InBev group for the administration and management of the Plan.

Such recipients may be located in jurisdictions outside the European Economic Area (“EEA”) that may not provide an adequate level of personal data protection.

In order to ensure an adequate level of protection for data transfers to such countries, the Data Controller provides appropriate safeguards by way of entering into Standard Contractual Clauses (2010/87/EU and/or 2004/915/EC) or other adequate means (such as binding corporate rules).

[1]	In this case, the Personal Data which are not directly collected from you are identified with an asterisk (*) below.

The Participant may request a copy of, or information about, the appropriate safeguards provided for the transfers, by contacting the AB InBev Compliance Team through globalcompliance@ab-inbev.com.

11.5	Legal basis allowing AB InBev to collect and use Personal Data

The processing and sharing of the Participant’s Personal Data for the purposes set out in Section 11.2 is justified on the following legal bases: (i) the processing is necessary for the performance of a contract to which the Participant is a party or in order to take steps at the request of the Participant prior to entering into such contract, (ii) the processing is necessary to comply with a legal obligation to which the Data Controller is subject, or (iii) the processing is necessary for the purposes of the legitimate interests pursued by the Data Controller or by a third party, which are not overridden by the interests or fundamental rights and freedoms of the Participant, it being noted that such legitimate interests include implementing and offering the Plan and setting-up an ADS and RSU register.

11.6	Rights of the Participants

In the conditions set forth under applicable Data Protection Law, the Participant can exercise his/her right to request access to and rectification or erasure of his/her Personal Data or restriction of processing concerning the Participant or to object to processing as well as the right to data portability by sending a written request to globalcompliance@ab-inbev.com.

Finally, if Participants have questions or complaints about how AB InBev processes their Personal Data, they may contact the AB InBev Compliance Team through globalcompliance@ab-inbev.com. The Participants may also contact AB InBev’s appointed data protection officer, First Privacy GmbH, at: e-mail: abi-team@firstprivacy.com ; phone: +49 421 69663282. They also have the right to make a complaint to the competent supervisory authority.

11.7	Storage period of the Personal Data

In general, Personal Data will be stored for a period of five (5) years after the termination of the Plan, unless mandatory legal or regulatory requirements impose a longer retention period.

12	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

13	Applicable law

These terms and conditions are governed by Belgian law.